Filed pursuant to Rule 253(g)(2)

File No. 024-10633

SUPPLEMENT DATED AUGUST 8, 2017

TO OFFERING CIRCULAR DATED DECEMBER 23, 2016

KNIGHTSCOPE, INC.

1070 Terra Bella Avenue

Mountain View, CA 94043

(650) 924-1025

www.knightscope.com

Knightscope Announces Offering Termination Date

This Supplement to the Offering Circular amends and supplements the Offering Circular of Knightscope, Inc. (the “Company”) dated December 23, 2016 (the “Offering Circular”) by announcing the Company’s intention to terminate the offering described in the Offering Circular on October 10, 2017, as qualified by reference to the description of the Company’s intentions below.

On August 5, 2017, the Company announced its intention to terminate the offering described in the Offering Circular on October 10, 2017 (the “Termination”). The Company may continue to offer securities under the Offering Circular to parties with which the Company has entered into contractual agreements in advance of the Termination. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination, in its sole discretion.

Except as described above, this Supplement to the Offering Circular does not modify or update disclosure in, or exhibits to, the original Offering Circular. This Supplement to the Offering Circular should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

SEC Disclaimer

An offering statement regarding the offering described in the Offering Circular has been filed with the U.S. Securities and Exchange Commission (“SEC”). The SEC has qualified that offering statement, which only means that the Company may make sales of the securities described by that offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You should read the offering circular before making any investment.